Filed by Rockwell Collins, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Filer: Rockwell Collins, Inc.
Subject Company: Rockwell Collins, Inc.
SEC File No.: 001-16445
Date: January 26, 2018

Explanatory Note: The January 24, 2018 CNBC interview with Greg Hayes, UTC Chairman and CEO was posted on the Rockwell Collins Online / UTC Acquisition internal website on January 26, 2018, a transcript of which follows.

CNBC “Power Lunch Exclusive”
Brian Sullivan interview with Greg Hayes, UTC Chairman & CEO
Jan. 24, 2018

Interview transcript

Brian Sullivan: Airplane engines and elevators. That’s not the entire story of United Technologies’ success, but it’s not far off. UTX posting a solid fourth quarter, providing guidance the Street is happy with. And even with a one-time charge around the new tax law, analysts are positive, in part because of a new jet engine and the Rockwell Collins deal.

Joining us now exclusively on Power Lunch, Greg Hayes, the chairman and CEO of United Technologies.

Mr. Hayes, thank you very much for joining us. We appreciate it. You are 4 ½ months into the Rockwell Collins deal. It is expected to close in a few months. You’ve had the time to get under that hood and look at Rockwell Collins. Has there been anything that has been a surprise to you either way, and is the deal still on track?

Greg Hayes: First of all, thanks for having me on this afternoon. And as far as the Rockwell deal, I think it just gets better the longer we look and the more opportunity we have to plan out the integration.

As you guys know, Rockwell Collins is a premier aerospace property. And as I’ve gone around and spoken to the aerospace customers, everybody always says it is the best property out there. It is the number one in customer service. I think we actually have a lot to learn from Rockwell, so we are excited about this.

There’s been nothing from a regulatory stand point that’s come as a surprise. We’re working through the process and fully expect to close by the middle of the year here.

Brian Sullivan: All right, also UTX investors are going to hear this GTF acronym a lot - - geared turbofan engine. It’s kind of the new lingo. The A321 big pick there, a big win for you guys. Can you give us an update on the progress of that engine because it is a big deal, and also what you expect as far as pickup maybe from other types of planes and other carriers aside from Delta?

Greg Hayes: You know, the GTF has been a long time in development. We spent about $10 billion over the past 10 years. It’s been in production now for two years. Last year, we shipped about 374 engines. Importantly, that’s triple the production rate we saw from ‘15. 2018, we probably ought to get to double the production again. And importantly, there’s about 8,000 engines in backlog. So this is the future of commercial aviation at Pratt Whitney. Customers love it. The dispatch reliability, which is the measure of the reliability on the wing is at 99.88%. It’s a great engine. We’ve saved 25 million gallons of gas or fuel since the engine was introduced. It’s just a great product, and it’s got a great future.

Melissa Lee: In terms of the impart of tax, Greg, on the conference call, you guys have indicated that you could access about $3 billion in cash overseas and that could allow you to borrow less, essentially become increasingly deleveraged in the face of the Rockwell Collins acquisition. Any other plans for that cash or that financial flexibility that this gives you in addition to what you had anticipated prior to making that deal?

Greg Hayes: It’s a great question. So, typically, we repatriate about $1 billion a year of overseas cash. And as far as you know, about 2/3 of our earnings come from overseas. So there’s a lot of trapped cash over there, about $8 billion. With tax reform, although the rate will come down a little bit, the actual benefit to use from a P&L standpoint is $150 to $200 million a year. The real benefit, though, comes from the flexibility of having access to that foreign cash. So our original plan this year was a billion dollars to pay down some of the Rockwell debt. Will have to go out and finance about $14 to $15 billion to complete the transaction. But now, we see a path to be paying that debt down very, very quickly over the next few years, having access to this cash on a tax advantaged basis. So it’s a big deal for us. I think it gets us back to the credit metrics that everybody is comfortable with, and it will allow us to eventually start buying back our own shares in the near future, which is something we thought was four or five years away.

Melissa Lee: And the last time you spoke to us here at CNBC, Greg, you had indicated that down the road once you guys integrate with Rockwell Collins that you could actually look at breaking up the company if the market doesn’t seem to appreciate the combined company. What are your thoughts now? Has anything changed given the stock market environment, given tax reform, just given the backdrop of what world economies are doing right now?

Greg Hayes: I don’t think anything in our thinking has changed fundamentally. Obviously, tax reform has been a benefit. It’ll be a benefit, a big benefit, in fact, from the Rockwell acquisition because Rockwell is primarily a U.S.-based company. If you think about post-Rockwell, we’ll have about a $50 billion aerospace business, and we have a $30 billion commercial business. All great global franchises - Otis and Carrier - and our fire and security businesses to go along with the aero side. So we’ve got a lot of flexibility. We’ve got some thinking to do. But right now, the focus is on getting the Rockwell deal done and getting the integration done because there are still $500 million of synergies we need to capture with the Rockwell deal. So one thing at a time, but it’s out there. It’s something we’re going to continue to look at. And again, I can’t set the price of UTX every day in the market, but we’re going to do what’s right for the shareowners over the long term.

Safe Harbor Statement
This transcript contains statements, including statements regarding the proposed acquisition of Rockwell Collins by United Technologies, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: the ability of Rockwell Collins and United Technologies to receive the required regulatory approvals for the proposed acquisition of Rockwell Collins by United Technologies (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of United Technologies' and/or Rockwell Collins' common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the United Technologies' shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Rockwell Collins' operations with those of United Technologies will be greater than expected; the outcome of legally required consultation with employees, their works councils or other employee representatives; and the ability of Rockwell Collins and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

Additional Information
In connection with the proposed transaction, United Technologies has filed a registration statement on Form S-4 (File No. 333-220883), which includes a prospectus of United Technologies and a proxy statement of Rockwell Collins (the "proxy statement/prospectus"), and each party will file other documents regarding the proposed transaction with the SEC. The proxy statement/prospectus was declared effective by the SEC and was mailed to Rockwell Collins shareowners. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS FILED THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the proxy statement/prospectus free of charge from the SEC's website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies' website at www.utc.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins' website at www.rockwellcollins.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

No Offer or Solicitation
This transcript shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.